Mail Stop 4561

November 30, 2007

Thomas K. Derbyshire
Treasurer and Principal Financial Officer
Citizens Financial Corporation
213 Third Street
Elkins, West Virginia 26241

> **RE:** **Citizens Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 002-96144**

Dear Mr. Derbyshire,

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 29, 2007

Selected Financial Data

General

1.   Please revise in future filings to disclose your selected quarterly financial data as required by Item 302 of Regulation S-K.

Five Year Summary, page 11

2.   Please revise in future filings to disclose your long-term obligations for all periods presented as required by Item 301 of Regulation S-K.

Summary of Loan Loss Experience, page 15

3.   Please revise in future filings to disclose your ratio of net losses to average loans outstanding for each of the last five fiscal years as required by Item IV.A. of Industry Guide 3.

Financial Statements

Consolidated Statements of Income, page 26

4.   Please tell us what is included in other noninterest income and other noninterest expense. If applicable, please revise in future filings to separately present amounts included in other noninterest income or other noninterest expense that exceed 1% of the sum of total interest income and total other income, as required by Rule 9-04 of Regulation S-X.

Consolidated Statements of Comprehensive Income, page 27

5.   We note you have included the transition adjustment required upon the adoption of SFAS 158 in the determination of comprehensive income. In future filings, please revise your consolidated statements of comprehensive income and consolidated statements of changes in shareholders' equity for the period ended December 31, 2006 to report the transition adjustment as an adjustment of the ending balance of accumulated other comprehensive income. Refer to paragraph A7 of SFAS 158. Please include a footnote to the financial statements that discusses the change in reported comprehensive income for 2006.

Note 12, Other Borrowings, page 45

6.   Please revise in future filings to present your short-term borrowings information for the last three fiscal years as required by Item VII. of Industry Guide 3.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael C. Volley
Senior Accountant